November 17, 2006

Via EDGAR and Facsimile

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Rolaine S. Bancroft
Staff Attorney, Division of Corporation Finance

Re: Spirit Aerosystems Holdings, Inc. Registration Statement on Form S-1 (File No. 333-135486)

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Credit Suisse Securities (USA) LLC, as the representative of the several underwriters (the “Representative”) of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby joins in the request of Spirit AeroSystems Holdings, Inc. that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective by 3:00 p.m., Eastern Time, on November 20, 2006 or as soon thereafter as practicable.

     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus included in the Registration Statement filed with the Commission on November 13, 2006:

To Whom Distributed	Number of Copies

Institutions, Brokers and Other	40,000

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By: /s/ Joseph Reece Name: Joseph Reece Title: Managing Director